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                      THE T.D. WATERHOUSE VARIABLE ANNUITY
                       FORTIS BENEFITS INSURANCE COMPANY
            VARIABLE ACCOUNT D OF FORTIS BENEFITS INSURANCE COMPANY

       SUPPLEMENT DATED SEPTEMBER 4, 2001 TO PROSPECTUS DATED MAY 1, 2001

On or about August 29, 2001, Fortis Benefits Insurance Company ("Fortis Benefits") filed an application with the Securities and Exchange Commission seeking an order approving the substitution of shares of (1) the Strong Variable Insurance Funds ("Strong") Mid Cap Growth Fund II for shares of the Strong Discovery Fund II, and (2) the Alliance Variable Products Series Funds, Inc. ("Alliance") International Portfolio for shares of the Strong International Stock Fund II. To the extent required by law, approvals of such substitutions are being obtained from the state insurance regulators in certain jurisdictions. Fortis Benefits anticipates that, if such approvals are granted, we anticipate the proposed substitutions will occur in early 2002. After the substitutions, the Strong Discovery Fund II and the Strong International Stock Fund II will no longer be available investment options under the contract described in the May 1, 2001 prospectus (the "Contracts").

The investment objective and policies of the Strong Mid Cap Growth Fund II and the Alliance International Portfolio are summarized below. Contract owners and prospective purchasers should carefully read both Fund's prospectus.

    The Strong Mid Cap Growth Fund II seeks capital growth. This fund invests at least 65% of its assets in stocks of medium-capitalization companies that have favorable prospects for accelerating growth of earnings, but are selling at reasonable valuations based on earnings, cash flow, or asset value. Other investments of the fund include futures and options transactions as well as writing put and call options.

    Alliance International seeks a total return on its assets from long-term growth of capital. This Fund normally invests 80% of its assets in a broad portfolio of marketable securities of established international companies, companies participating in foreign economies with prospects for growth, and foreign government securities, including U.S. companies that have their principal activities and interests outside the U.S.

From the date of this supplement to the date of the proposed substitutions, each Contract owner is permitted to make one transfer of all amounts under a Contract invested in either of the affected subaccounts on the date of this supplement to another subaccount (other than the other affected subaccount) or to Fortis Benefits' general account without that transfer counting as a "free" transfer permitted under the Contract. Also, Fortis Benefits will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least thirty (30) days after the proposed substitutions occur.

If the proposed substitutions are carried out, each Contract owner affected by the substitutions will be sent a written notice informing them that the substitutions were carried out and that they may make one transfer of all amounts under a Contract invested in either of the affected subaccounts on the date of the notice to another subaccount or, if the Contract offers a general account investment option, to Fortis Benefits' general account, without that transfer counting as a "free" transfer permitted under the Contract.

  THIS SUPPLEMENT SHOULD BE RETAINED WITH THE PROSPECTUS FOR FUTURE REFERENCE.

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